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Baker & McKenzie LLP 805 Third Avenue New York, NY 10022, USA

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Robert.A.Grauman@Bakernet.com
November 17, 2005
SECURITIES AND EXCHANGE COMMISSION
100 F Street NW
Washington, D.C. 20549

Attn:	Michael K. Pressman, Esq.
Special Counsel
Division of Corporation Finance — Office of Acquisitions and Mergers

	Re:	Fresenius Medical Care AG/Fresenius Medical Care AG & Co. KGaA
Registration Statement on Form F-4 (File No. 333-128899)
Schedule TO (File No. 5-49531)
File No.: 56176174-000003
Dear Mr. Pressman:
On behalf of Fresenius Medical Care AG (the “Company”), we are submitting together with this letter, via EDGAR, Amendment No. 1 to the Company’s Registration Statement on Form F-4 (File No. 333-128899), as originally filed on October 7, 2005 and a revised Schedule TO (File No. 5-49531), being filed as a pre-offer commencement document. Amendment No. 1 and the Schedule TO are being filed in response to comments from the Staff of the Securities and Exchange Commission (the “Commission”) provided by letter dated October 24, 2005 from Michael K. Pressman, of the Staff to Charles F. Niemeth of this firm. As requested by the Staff, we are filing this letter today as Edgarized correspondence as part of the EDGAR submission of Amendment No. 1 and the Schedule TO.
The numbered paragraphs below set forth the Staff’s comments in italicized, bold type together with the Company’s responses in regular type. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. The revisions described below are marked in the amendments being submitted.
Schedule TO
1.	Please file the election form. Please ensure that holders will not be required to certify that they have “read, understood or reviewed” the terms of the offer. Alternatively, include a legend in bold typeface on the election form that indicates the company neither views the certification made by holders that they have read, understood or reviewed the offering materials as a waiver of liability and that the company promises not to assert that this provision and corresponding certification constitutes a waiver of liability. You may provide the election form to the staff on a supplemental basis.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Response: The election form (referred to in the prospectus as the “ADS Letter of Transmittal”) is being filed as Exhibit 99.1 to the Registration Statement. It includes an acknowledgment of receipt of the prospectus, but does not include any certification that a tendering holder has “read, reviewed and understood” the prospectus or other statements to that effect.
2.	We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. Please explain why you believe the information required by Item 1010(b) is not material. In addition, item 1010(c) of Regulation M-A requires a summary of that information be disseminated to holders when the decision is made to incorporate such information by reference. Refer to Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise to include at least the summary financial information required by Item 1010(c).
Response: The Company does not believe that pro forma financial information showing the effects of the conversion is material to investors. The effects of the conversion on earnings per share of preference shareholders and ordinary shareholders are reflected in the discussion of non-recurring charges included in the pro forma financial statements showing the effects of the RCG acquisition on pages A-i-8 and A-i-9. Neither the benefit to preference shareholders nor the charge on earnings per ordinary share has any effect on the Company’s net income or total shareholders’ equity and neither the benefit nor the charge would be reflected in pro forma financial statements due to their non-recurring nature. The Capitalization and Indebtedness table on page 32 shows the pro forma effects of the Company’s receipt of the conversion premium. A cross-reference to the discussion of the effects of the conversion on EPS in the pro forma financial statements has been added immediately following the Capitalization and Indebtedness table. The remaining immaterial accounting effects of the conversion are disclosed under the caption “The Conversion and the Transformation; Effects — Accounting Treatment” in the prospectus at page 54.
We note, for the Staff’s information, that the pro forma financial information included in Appendix 1 to the prospectus comprises pro forma financial statements showing only the pro forma effects of the Company’s acquisition of Renal Care Group. Such information is not required by Regulation S-X but, as previously discussed, the Company is required to include such information in the German prospectus it is preparing for the German offer. The Company has elected to include the information in the prospectus for the U.S. offer, rather than selectively disclose the information only in Germany.
The Company has included in the amendment a ratio of earnings to fixed charges and a computation of book value per share, as required by Item 1010(a) of Regulation M-A. The Registration Statement, as originally filed, included Summary Consolidated Financial

Information for the Company containing much of the data required by Item 1010(c) of Regulation M-A. The Summary Consolidated Financial Information in Amendment No. 1 has been revised to include the remaining information required by Item 1010(c) (other than pro forma information required by Item 1010(c), for the reasons set forth above). In addition, all interim financial information provided or incorporated by reference into the prospectus has been updated to as of and for the period ended September 30, 2005.
Registration Statement Cover Page
3.	Please explain to us why you are not registering the issuance of the convertible bonds or stock options referenced on page six.
Response: The offer to bond and option holders will be an offer by the Company to existing security holders exclusively, and no commissions or other remuneration will be paid for the solicitation of exchanges. Option and bond holders who elect to exchange such options and bonds will not be required to pay any conversion premium for this exchange. Accordingly, we believe that the offer to bond and option holders is exempt from registration by virtue of Section 3(a)(9) of the Securities Act. The ordinary shares issuable upon exercise of the bonds and options will be separately registered by the Company on Form S-8.
Prospectus Cover Page
4.	You have commenced the tender offer prior to effectiveness of the registration statement. The preliminary prospectus disseminated to security holders in an exchange offer must be complete and contain all required information. Accordingly, please revise the red herring legend to accurately reflect that the information is complete. Please see question I.E.2 of the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov. In addition, please update your disclosure so that it is materially complete. Please fill in all blanks and file your tax and legality opinions.
Response: As I indicated in our telephone conversation, the Company has not distributed the preliminary prospectus or the ADS Letter of Transmittal to preference shareholders or taken any other steps to commence the conversion offer. The Company does not intend to commence the conversion offer until the prospectus is declared effective. The revised schedule TO has been designated a pre-commencement filing. Accordingly, no changes have been made to the “red herring” legend.
Legality and tax opinions have been filed with Amendment No. 1. See “Other Changes,” below.

Where You Can Find More Information, page 1
5.	Schedule TO does not permit you to “forward incorporate” by reference to additional documents you may file between the date of filing of the Schedule TO and the expiration date of your offer. Rather, you are under an obligation to amend the Schedule TO whenever the information disclosed materially changes. Refer to Rule 13e-4(c)(3). Please revise the language to the contrary here and elsewhere in the document as appropriate.
Response: The prospectus disclosure has been revised as appropriate. On page 1, the reference to prospectus information being superseded by an incorporated document now applies only in the case of documents incorporated through the prospectus date (to take into account the possibility that information in one document expressly incorporated by reference — e.g., the Company’s Form 20-F — may be superseded by information in another subsequently filed document incorporated prior to the effective date of the prospectus). On page 2, we have deleted the reference to incorporation of documents filed between the prospectus date and expiration of the offer. We have also eliminated references to disclosure of amendments or waivers and extension of the U.S. offer by means of filing a Form 6-K.
Delivery of Ordinary Shares and Ordinary Share ADSs, page 14
6.	We note your statement that you intend to deliver the ordinary shares “as soon as practicable”. Please explain to us how this complies with your prompt payment obligations. Refer to Rule 14e-1(c) and Rule 13e-4(i)(2)(iv).
Response: The disclosure has been revised to state that the Company intends to delivery ordinary shares within 8 to 9 German trading days following registration of the conversion with the German commercial register. As noted in the revised disclosure, such delivery is in accordance with German corporate practice.
Cautionary Statement Concerning Forward-Looking Statements, page 29
7.	Delete reference to Section 27A of the Securities Act and Section 21E of the Exchange Act or revise the disclosure to make clear that the safe harbor protections do not apply to statements made in connection with the tender offer. We remind you that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Refer to Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

Response: References to Section 27A oaf the Securities Act and Section 21E of the Exchange Act have been deleted. As discussed in our telephone conversation, we have retained the language identifying forward-looking statements as such, together with the discussion of factors that might preclude such forward looking statements from being realized. That discussion has been revised and reorganized.
The U.S. Offer, page 32
8.	Please expand your disclosure to explain any material differences between the U.S. and German offer.
Response: In response to this comment, a discussion of the principal differences — absence of withdrawal rights in the German offer, and the different commencement and expiration dates of the two offers — has been added under “The U.S. Offer — The U.S. Offer and the German Offer.” The disclosure currently states that the U.S. offer will commence several days prior to the German offer and will expire by an equal number of days prior to expiration of the German offer. The two offers will be conducted on this “staggered” basis only if necessary to permit the U.S. ADS exchange agent to report the results of the U.S. offer to the German custodian so that the U.S. results can be included in the overall results to be tallied by that custodian. We are waiting for information from the U.S. exchange agent as to whether this brief timing difference will be required and, if so, the exact number of days required for the earlier U.S. commencement and expiration. If it is not necessary to conduct the offers on this basis, appropriate revisions will be made. As also noted, however, notwithstanding the potential different commencement and expiration dates, each of the offers will be held open for the same number of business days. See also the response to Comment 15.
9.	Please inform us on what date you made the 40% determination.
Response: The Company advises that it made its initial 40% determination as of September 30, 2005 and will confirm that determination within the time frame required by Rule 13e-4.
10.	We note that holders of ADSs will have to pay an additional 10% conversion fee. Provide us with a legal analysis supporting why this complies with the best price rule. Refer to Rule 13e-4(f)(8)(ii). In addition, please provide an analysis explaining why it is appropriate to retain the conversion premium after withdrawal.
Response: ADS holders will not be obligated to pay an additional 10% conversion fee. Rather, the additional 10% payment required to be made by ADS holders in dollars in connection with their tenders is a deposit to assure that the ADS Exchange Agent will have sufficient dollars on hand to enable it to pay the conversion premium to the Company in Euro, as required by the Company, even if the dollar should decline in value against the

Euro during the interval between tender of the premium in US dollars and conversion into Euro. The ADS Exchange Agent intends to convert all US dollars to Euro in a single transaction upon expiration of the conversion offer. This will minimize conversion expenses, and will also enable the ADS Exchange Agent to make US dollar refund payments to withdrawing ADS holders without the necessity to convert such holders’ funds from Euro back to dollars. The actual Euro conversion premium paid by US holders — €3.25 per ADS, equivalent to €9.75 per preference share — will be the same as the premium in the German offer.
The balance of each tendering holder’s deposit remaining after conversion of the deposit to Euro and payment of the conversion premium to the Company will be returned to the holder as long as the balance exceeds $10.00. Deposit balances less than $10.00 will be retained by the ADS Exchange Agent due to the administrative costs and inconvenience of processing payments of such de minimis amounts. At current exchange rates, the Company estimates that only holders of 50 or fewer ADSs (representing approximately 17 or fewer preference shares) are potentially affected by this requirement, and we respectfully submit that the ADS Exchange Agent’s retention of such de minimis amounts does not negate the Company’s compliance with the best price rule.
In addition, neither the Company nor the ADS Exchange Agent will retain the conversion premium paid by ADS holders who elect to withdraw. Rather, the entire premium (less the depositary’s usual fees, as noted below) will be returned to such holders at the end of the conversion offer. Timing of this refund is simply a matter of administrative convenience for the ADS Exchange Agent, to enable it to process all conversion premium repayments at one time. As disclosed in the prospectus, however, the ADS Exchange Agent will deduct from premium refunds due to withdrawing ADS holders the ADS depositary’s usual and customary fees for both the surrender of the preference ADSs at the time of tender and reissuance of the preference ADSs after withdrawal. (Holders who convert their ADS are not being charged any depositary fees for either the surrender of their preference ADSs or the issuance of ordinary ADSs after conversion.)
11.	Expand your disclosure to explain how U.S. holders are supposed to determine the value of the offer. In that regard, explain how the exchange rate will be determined.
Response: In response to this comment, the following additional disclosure has been added under “The U.S. Offer — Terms of the U.S. Offer; Conversion Premium,” which we believe will assist shareholders in determining the value of the conversion offer: (i) the weighted average German stock exchange prices prior to the Company’s first announcement in May 2005 of its intention to effect the transformation of legal form and the conversion offer, (ii) the closing prices of the Company’s ordinary shares and preference shares on the Frankfurt Stock Exchange and the Company’s ordinary ADSs and preference ADSs on the New York Stock Exchange on the date preceding the prospectus date and (iii) the euro/dollar exchange rate on the date preceding the prospectus date. Such information is intended to enable a preference shareholder or preference ADS holder to compare the sum of the price of a preference share or preference ADS plus the applicable conversion premium to the price of an ordinary share or ordinary ADS. We have also added a cross reference to the historical share price information contained in the Company’s 2004 Form 20-F. In addition, disclosure has been added that the ADS exchange agent will convert US dollars received in payment of the conversion premium upon expiration of the offering, so that the actual exchange rate for conversion of US dollar conversion premium payments into euro will be the rate in effect at that time. Because shareholders who convert their preference shares and preference ADSs will lose their preferential dividend rights, the added disclosure also includes a reference to the summary consolidated financial information contained in the prospectus, which includes information regarding dividends paid during the preceding three years.
To provide sufficient prominence, the information described in this response has been placed in a separate paragraph under the aforementioned prospectus caption.
Conditions of the U.S. Offer, page 34
12.	Revise to clarify that your conditions must be satisfied or waived prior to expiration of the offer.
Response: The clarification requested by this comment has been added in each location in the prospectus in which the conditions are itemized. The language appears under “Questions and Answers About the U.S. Offer,” “Summary — Conditions to the U.S. Offer” and “The U.S. Offer — Conditions to the U.S. Offer.”
13.	Revise to clarify that the actions or omissions to act by the company can not trigger a condition.
Response: The clarification requested by this comment has been added under “The U.S. Offer — Conditions to the U.S. Offer.”
14.	Please clarify why you believe that you may amend, extend or terminate the U.S. or German offer separately. Rule 13e-4(i)(2)(ii) requires that the U.S. offer been on terms at least as favorable as foreign offer.
Response: We have deleted language under “The U.S. Offer — Conditions to the U.S. Offer” that referred to termination of one offer but not the other, and added a statement that that the Company will not terminate one offer without also terminating the other. Similarly, under “The U.S. Offer — Expiration Date; Extension of the Offer,” a statement has been added that the German offer will not be extended without an extension of the U.S. offer for an equal number of business days. See also the response to Comment 15.

Expiration Date: Extension of the Offer, page 34
15.	Please expand your disclosure to clarify the meaning of the “earlier expiration of the U.S. offer”.
Response: The reference to earlier termination of the U.S. offer under this heading has been deleted. As described above in the response to Comment 8, the U.S. and German offers will be kept open for equal offer periods but the two offers will be conducted on a slightly “staggered” basis only if necessary to permit the U.S. ADS exchange agent to report the results of the U.S. offer to the German custodian so that the U.S. results can be included in the overall results to be tallied by that custodian. We are waiting for information from the U.S. exchange agent as to whether this brief timing difference will be required and, if so, the exact number of days required for the earlier U.S. commencement and expiration. If it is not necessary to conduct the offers on this basis, appropriate revisions will be made. Because the offers will be kept open for equal periods, we believe that the U.S. offer will be made on terms no less favorable than the German offer.
Withdrawal Rights, page 38
16.	Rule 13e-4(f)(2)(ii) requires that note holders have a right to withdraw tendered notes after the expiration of forty business days from the commencement of the tender offer if not yet accepted for exchange. Please include disclosure to that effect.
Response: The required disclosure has been added under “The U.S. Offer — Withdrawal Rights.”
The Company has not made any changes in Amendment No. 1 to the withdrawal rights that will be available in connection with the U.S. Offer. In accordance with the applicable provisions of the 1934 Act and Rule 13e-4(i), the terms of the U.S. offer include withdrawal rights for both holders of ADSs and direct holders of preference shares. As previously discussed with Mr. Pressman, however, the Company hereby requests that the staff permit the U.S. offer to be conducted with withdrawal rights limited to the holders of ADSs.
In support of its request, the Company advises that withdrawal rights are not required by German law and are not customarily provided to German shareholders in conversion offers. In this regard, we are advised that in the only two comparable prior conversion offers made to holders of preference shares of German corporations, withdrawal rights were not provided. The Company further advises that in German practice, shareholders who tender preference shares for conversion may continue to trade the tendered shares during the conversion period. Such continued trading is accomplished through the mechanism of assigning a separate ISIN (securities identification number) to the tendered preference shares. Such continuing trading capability would be available to U.S. holders of preference shares. Trading of tendered ADSs is also possible under the terms of the U.S. offer, but the tendered ADSs must first be withdrawn.
The liquidity afforded by such continued trading capability is considered to provide the economic equivalent of withdrawal rights. Given such economic equivalence and the particular circumstances of the Company and the conversion offers, the Company submits that it is not necessary to extend withdrawal rights to U.S. preference share holders as well. The principal benefit provided by withdrawal rights would appear to be the ability to sell the withdrawn shares — either in a market transaction if the market price should increase to exceed the tender offer price, or to a competing bidder at a higher price. In this case, however, because (i) the Company is controlled by its majority shareholder, Fresenius AG, and (ii) such control will continue after consummation of the conversion offers and transformation of the Company into a KGaA, a competing bidder would be unable to acquire control of the Company, so there is little or no likelihood that a tender offer in competition with the conversion offers will be made. Thus, the remaining principal benefit of withdrawal rights — the ability to sell withdrawn shares at a higher market price — is preserved through the German practice of continued trading after shares are tendered.
For these reasons, the Company respectfully requests that the staff advise that the Company may limit withdrawal rights in the U.S. offer to holders of ADSs.
Certain Tax Consequences, page 56
17.	Please revise the header and elsewhere as appropriate to reflect that the discussion addresses “material” rather than “certain” tax consequences.
Response: The heading of the section has been revised and now reads “Material Tax Consequences of the Conversion,” and the related text has been revised to state that it includes a discussion of the material tax consequences of receipt of ordinary share ADSs in the conversion. For clarity, the discussion of the routine tax consequences of holding ADSs — which appears in the Company’s Form 20-F on an annual basis — has been made into a separate section of the prospectus.
18.	Revise this Section to eliminate any reference to this section being a “summary”. If you are utilizing a short form opinion, this section constitutes the opinion of counsel. The exhibit and prospectus both must state clearly that the tax discussion in the prospectus is counsel’s opinion. A statement that the discussion is accurate is not sufficient. Furthermore, if the opinion states that counsel has no obligation to update its opinion, then clarify that the opinion speaks through the date of effectiveness of the registration statement. Counsel can do this through disclosure or by filing another opinion dated the date of effectiveness.

Response: As discussed among Mr. Pressman, the undersigned and Daniel Dunn, of O’Melveny & Myers LLP, the Company’s U.S. tax counsel, both U.S. and German tax counsel are providing “long-form” opinions. As indicated in the disclosure, the opinions have been filed as exhibits to the registration statement. Accordingly, we understand that no revisions are required in response to the first four sentences of this comment. With regard to the remainder of the comment, revised tax opinions will be filed on the effective date.
19.	Refer to the third paragraph on page 57. The disclosure indicates that counsel has rendered a “will” opinion. Please delete this paragraph or revise the tax consequences to explain the degree of uncertainty and explain the possible alternative tax treatments.
Response: As also discussed among Mr. Pressman, the undersigned and Mr. Dunn, no revision to the disclosure has been made in response to this comment.
Other Changes
In addition to the changes discussed above made in response to the Staff’s comments, Amendment No. 1 includes updating changes (e.g., update of interim financial statement to as of and for the nine months ended September 30, 2005 and recent share prices) and clarifications. All of such additional changes are marked in Amendment No. 1. Further, the Company has filed the following exhibits with Amendment No. 1:

Exhibit 5.1	Opinion and consent of Nörr Stiefenhofer Lutz as to the validity of the securities being registered.
Exhibit 8.1	Tax Opinion and consent of Nörr Stiefenhofer Lutz
Exhibit 8.2	Tax Opinion and consent of O’Melveny & Myers LLP
Exhibit 12.1	Computation of Ratio of Earnings to Fixed Charges
Exhibit 23.3	Consent of Ernst & Young LLP
Exhibit 99.1	Form of Letter of Transmittal
Exhibit 99.2	Form of Exchange Agent Agreement
Concurrently with the filing of Amendment No. 1 to the Registration Statement, we are also filing a revised Schedule TO. The Schedule TO has been revised to incorporate by reference the applicable revised information included in Amendment No. 1 to the Registration Statement in response to Staff comments or otherwise, such as the summary financial information required by Item 1010(c) of Regulation M-A. As indicated above in the response to Comment No. 4, the Schedule TO is being filed as a pre-offer filing.
Also included in the Edgar submission is the letter from the Company and the general partner of Fresenius Medical Care AG & Co. KGaA acknowledging the matters set forth under the “Closing Comments” in the comment letter.
Please direct any further questions or comments regarding the Registration Statement, Amendment No. 1, the revised Schedule TO, this letter (including the Company’s request to limit withdrawal rights in the U.S. offer to holders of ADSs) or any other related matters to me at (212) 891-3587, Charles F. Niemeth at (212) 891-3586 or Lisan L. Goines at (212) 891-3593. In addition, please send any additional written comments by facsimile to me at (212) 310-1687 and to Charles F. Niemeth at (212) 310-1886.
Thank you for your consideration.
Sincerely,
/s/ Robert A. Grauman
Robert A. Grauman
Enclosures